UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2022 (Report No. 2)

Commission file number: 001-41502

WEARABLE DEVICES Ltd.

(Translation of registrant’s name into English)

2 Ha-Ta’asiya Street

Yokne-am Illit, Israel 2069803

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On November 10, 2022, Wearable Devices Ltd. issued a press release titled “Wearable Devices and Trimble Showcase the Use of Neural Input Technology for Controlling the Spot Autonomous Robot,” a copy of which is furnished as Exhibit 99.1 with this report of foreign private issuer on Form 6-K.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Wearable Devices Ltd. dated November 10, 2022, titled “Wearable Devices and Trimble Showcase the Use of Neural Input Technology for Controlling the Spot Autonomous Robot.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wearable Devices Ltd.

Date: November 10, 2022	By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer

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